UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.   )(1)

Geokinetics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372910 20 8

(CUSIP Number)

c/o William R. Ziegler

Satterlee Stephens Burke & Burke LLP

230 Park Avenue, 11th Floor

New York, New York  10169; (212) 404-8775

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Ac'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven A. Webster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,468 shares of Common Stock, inclusive of shares of Common Stock issuable upon the exercise of Warrants (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) IN

Introduction.

The reporting person, Steven A. Webster, a natural person (the “Reporting Person”), has been the beneficial owner of more than 5% of the common stock of Geokinetics Inc. (the “Company”) since October, 1997.  The initial Schedule 13D of the Reporting Person was a joint filing with Blackhawk Investors, L.L.C. (“Blackhawk I”) and certain other persons that invested in the Company as part of the same transaction as the Reporting Person, and was filed with the Securities and Exchange Commission (the “Commission”) on October 27, 1997 (the “Blackhawk I Schedule 13D”).  By Amendment No. 1 to Schedule 13D, filed with the Commission on May 13, 2003, Blackhawk I and the other reporting persons named in the Blackhawk I Schedule 13D, including the Reporting Person, disclosed, among other things, the sale by Blackhawk I of all of the securities of the Company owned by it, and the termination of the filing obligations of Blackhawk I with respect to the securities of the Company.  Contemporaneously therewith, on May 12, 2003, Blackhawk Investors II, LLC (“Blackhawk II”), and certain other persons affiliated with Blackhawk II, including the Reporting Person, filed an initial Schedule 13D with the Commission to disclose, among other things, the acquisition of securities of the Company by Blackhawk II (the “Blackhawk II Schedule 13D”).   The Reporting Person is one of two partners of Blackhawk Capital Partners, a general partnership that served as the managing member of both Blackhawk I and Blackhawk II.  By Amendment No. 2 to Schedule 13D, filed with the Commission on December 26, 2007, Blackhawk II and the other reporting persons named in the Blackhawk II Schedule 13D, including the Reporting Person, disclosed, among other things, the liquidating distribution by Blackhawk II of all of the securities of the Company owned by it, pro rata to the members of Blackhawk II in accordance with their respective membership interests, and the termination of the filing obligations of Blackhawk II with respect to the securities of the Company.  Contemporaneously therewith, on the date hereof, the Reporting Person is filing with the Commission this initial Schedule 13D to disclose, among other things, the Reporting Person’s continued beneficial ownership of more than 5% of the common stock of the Company.

Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Blackhawk II Schedule 13D Filing and/or amendments thereto, as the case may be.

Item 1.	Security and Issuer

This statement relates to the common stock of Geokinetics, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1500 Citywest Blvd., Suite 800, Houston, TX  77040.

Item 2.	Identity and Background

The Reporting Person, Steven A. Webster, is a natural person and has a business address of 1000 Louisiana, Suite 1500, Houston, TX  77002.  The present principal occupation or employment of the Reporting Person is as President and Co-Managing Director of Avista Capital Holdings, L.P., a private company which makes private equity investments in energy, healthcare and media (“Avista”), with its principal place of business located at 65 East 55th Street, 18th Floor, New York, New York  10022.  The Reporting Person is a United States citizen.  The Reporting Person is also a director of the Company.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has acquired, directly and/or indirectly (as the case may be), securities of the Company in various transactions over the past ten years.  The source of funds for all direct purchases of securities of the Company by the Reporting Person was personal funds of the Reporting Person.  The source of funds for all acquisitions of securities of the Company by Cerrito Partners, is a Texas general partnership (“Cerrito”), and/or by Kestrel Capital, L.P., a Texas limited partnership (“Kestrel”), was working capital of Cerrito or Kestrel (as the case may be).  The Reporting Person is the sole managing general partner of Cerrito and the President of Peregrine Management, LLC, a Texas limited liability company (“Peregrine”), that serves as the sole general partner of Kestrel.

The direct and indirect acquisitions of securities of the Company by the Reporting Person have been disclosed in prior Schedule 13D filings of the Reporting Person, including the Blackhawk I Schedule 13D, the Amendment No. 1 to Blackhawk I Schedule 13D, the Blackhawk II Schedule 13D, the Amendment No. 1 to Blackhawk II Schedule 13D and the Amendment No. 2 to Blackhawk II Schedule 13D.  For further information with respect to the purchase price or other amount of funds or other consideration in connection with the direct and indirect acquisitions of securities of the Company by the Reporting Person, see Item 3 of each of the Blackhawk I Schedule 13D, the Amendment No. 1 to Blackhawk I Schedule 13D, the Blackhawk II Schedule 13D, the Amendment No. 1 to Blackhawk II Schedule 13D and the Amendment No. 2 to Blackhawk II Schedule 13D, copies of which are attached as Exhibits I, II, III, IV and V hereto, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction

The various direct and indirect acquisitions of securities of the Company by the Reporting Person were made primarily for investment purposes, but also with a view towards influencing management of the Company.  The Reporting Person has served as a director of the Company since 1997, following the initial indirect acquisition of securities of the Company by the Reporting Person, through Blackhawk I.  For further information with respect to the purchase price or other amount of funds or other consideration in connection with the direct and indirect acquisitions of securities of the Company by the Reporting Person, see Item 4 of each of the Blackhawk I Schedule 13D, the Amendment No. 1 to Blackhawk I Schedule 13D, the Blackhawk II Schedule 13D, the Amendment No. 1 to Blackhawk II Schedule 13D and the Amendment No. 2 to Blackhawk II Schedule 13D, copies of which are attached as Exhibits I, II, III, IV and V hereto, respectively, and incorporated herein by reference.

Although there is no present intention to do so, the Reporting Persons (either directly or indirectly through one or more companies owned or controlled by the Reporting Person) may decide to make additional purchases of securities of the Company, including Common Stock, in the future either in the open market or in private transactions, subject to his evaluation of the Company's business, prospects and financial condition, the market for the securities of the Company, including Common Stock, other opportunities available to the Reporting Person, prospects for the business of the Reporting Person, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person, at any time, may decide to change his intention with respect to the acquisition and/or retention of securities of the Company (including, without limitation, shares of Common Stock), including, without limitation, a determination to increase, decrease or entirely dispose of his holdings of Common Stock or other securities of the Company, although the Reporting Person does not have any current intention to do so.

The Reporting Person may also approach members of the Company’s management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or the Reporting Person may seek to influence the management of the Company in his capacity as a director of the Company.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are as follows:

The aggregate number and percentage of the Common Stock which are owned beneficially and of record by the Reporting Person on the date hereof are 890,468 shares of Common Stock, or approximately 8.6% of the estimated 10,334,649 shares of Common Stock that would be issued and outstanding assuming the exercise of the Warrants (as defined in Item 6 below) owned by the Reporting Person directly and indirectly (through Kestrel) into shares of Common Stock (10,302,649 shares actually outstanding as of November 13, 2007 as set forth in the Form 10-Q of the Company for the quarter ended September 30, 2007 that was filed with the Commission on November 14, 2007 (the “September Form 10-Q”), plus 32,000 shares of Common Stock issuable upon the exercise of the Warrants owned by Kestrel), which number and percentage consist of (i) the 588,741 shares of Common Stock owned of record by the Reporting Person, (ii) the 185,429 shares of Common Stock owned beneficially by Kestrel (inclusive of the 4,000 shares issuable upon exercise of the Warrants owned by Kestrel), as the Reporting Person is the President of Peregrine Management, LLC, the sole general partner of Kestrel, (v) the 88,298 shares of Common Stock owned of record  by Cerrito, as the Reporting Person is the managing general partner of Cerrito, and (vi) the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned by the Reporting Person.

(b)  Set forth below are the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

The Reporting Person has the sole power to vote (and direct the vote of) all 616,741 shares of Common Stock beneficially owned by him, inclusive of the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned of record by him.  The Reporting Person has the sole power to dispose (and direct the disposition of) 612,936 of the 616,741 shares of Common Stock beneficially owned by him, inclusive of the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned of record by him; the Reporting Person presently has no power to dispose of (or direct the disposition of) the other 3,805 shares of Common Stock beneficially owned by the Reporting Person, as these restricted shares are held subject to the terms and conditions of the Director Stock Grants Agreements (as defined in Item 6 below), which provide that the director does not acquire dispositive power over the restricted shares until such shares have vested and are no longer subject to forfeiture.  In addition, the Reporting Person, (i) as the President of Peregrine Management, LLC, the sole general partner of Kestrel, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 185,429 shares of Common Stock beneficially owned by Kestrel, inclusive of the 4,000 shares of Common Stock issuable upon the exercise of the Warrants owned beneficially and of record by Kestrel, and (ii) as the managing general partner of Cerrito, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 88,298 shares of Common Stock owned beneficially and of record by Cerrito.

(c)  As previously disclosed in the Amendment No. 2 to Blackhawk II Schedule 13D, on December 5, 2007, (i) Blackhawk II effected a liquidating distribution of all 531,780 shares of Common Stock owned by it to its members, pro rata in accordance with their membership interests (the “Blackhawk II Distribution”) and (ii) Somerset Capital Partners (“SCP”) effected a liquidating distribution of all 79,776 shares of Common Stock owned by it to its partners, pro rata in accordance with their partnership interests (the “SCP Distribution”).  As part of the Blackhawk II Distribution, (i) the Reporting Person directly acquired 9,923 shares of Common Stock and (ii) Kestrel acquired 70,727 shares of Common Stock.  As part of the SCP

Distribution, the Reporting Person directly acquired 26,592 shares of Common Stock.  Except for the direct and indirect (through Kestrel), as the case may be, acquisition of shares of Common Stock by the Reporting Person as part of the Blackhawk II and SCP Distributions (which, in both instances, merely resulted in the change of the nature of the beneficial ownership of such shares by the Reporting Person from indirect to direct, or from indirect through Blackhawk II to indirect through Kestrel, as the case may be), during the past 60 days, the Reporting Person has not effected any transaction in the Common Stock.   See Items 3 and 4 of the Amendment No. 2 to Blackhawk II Schedule 13D for further details in connection with these transactions.  A copy of Amendment No. 2 to Blackhawk II Schedule 13D is attached as Exhibit V hereto and is incorporated herein by reference.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed in the Amendment No. 2 to Blackhawk II Schedule 13D, pursuant to the terms of a certain Securities Purchase Agreement dated November 30, 2005 among the Company and certain purchasers signatory thereto, including the Reporting Person and Kestrel (the “2005 Securities Purchase Agreement”), on December 1, 2005, (i) the Reporting Person directly purchased 2,800,000 Units (as hereinafter defined) of the Company, at a purchase price of $1.25 per Unit, and (ii) Kestrel purchased 400,000 Units of the Company, at a purchase price of $1.25 per Unit.  Each Unit (a “Unit”) consisted of one share of Common Stock and a warrant to purchase one-tenth (1/10th) of a share of Common Stock.

Pursuant to the terms of the 2005 Securities Purchase Agreement, the Company issued Common Stock Purchase Warrants in favor of the purchasers of Units (collectively, the “Warrants”), including the Reporting Person and Kestrel.  The Warrants provided that the initial exercise price for the Common Stock underlying the Warrants is $2.00 per share of Common Stock, subject to adjustment.  The current exercise price per share, after giving effect to an adjustment triggered by a reverse stock split effected by the Company, is $20.00.  The exercise period of the Warrants is five-years with a termination date of November 30, 2010.

In addition, pursuant to the terms of the 2005 Securities Purchase Agreement, the Company entered into a registration rights agreement in favor of the purchasers of the Units, including the Reporting Person and Kestrel, providing for certain shelf registration rights for the securities purchased pursuant to the 2005 Securities Purchase Agreement (the “Registration Rights Agreement”).

Also as previously disclosed in the Amendment No. 2 to Blackhawk II Schedule 13D, the Reporting Person is a party to a Director Restricted Stock Agreement issued under the 2002 Stock Awards Plan of the Company (the “2002 Director Restricted Stock Agreement”) and a Director Restricted Stock Agreement issued under the 2007 Stock Awards

Plan of the Company (the “2007 Director Restricted Stock Agreement”; and, together with the 2002 Director Restricted Stock Agreement, the “Director Restricted Stock Agreements”).  Pursuant to the terms and conditions of these Director Restricted Stock Agreements, the shares of Common Stock subject to the restricted stock grants vest over three years in three equal increments, as follows: one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant, and the last third on the third anniversary of the date of grant.  Notwithstanding the foregoing, upon the occurrence of any of the following events, any remaining unvested shares shall automatically vest: (i)  change in control (as defined in the Plan); (ii) death of the director; (iii) disability (as defined) of the director; or (iv) the director failing to be renominated for election as a member of the Board at an annual meeting of the stockholders of the Company held after the director has attained the age of sixty-five (65).  In addition, until such shares have vested, such shares are subject to restrictions on disposition by the holder and an obligation of the holder to forfeit and surrender the shares to the Company under certain circumstances, such as if the holder ceases to serve as a director of the Company prior to the vesting date of such shares.  The holder of the restricted stock award has the right to receive dividends with respect to the stock, to vote the stock, and to enjoy all other stockholder rights, except that (i) the holder shall not receive the stock certificate representing the shares of restricted stock, and the Company shall retain custody of the stock, until the forfeiture restrictions shall have expired, (ii) the holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock until the forfeiture restrictions shall have expired.

The descriptions of the 2005 Securities Purchase Agreement, the Warrants, the Registration Rights Agreement, the 2002 Director Restricted Stock Agreement, and the 2007 Director Restricted Stock Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the 2005 Securities Purchase Agreement, the Form of Warrants, the Registration Rights Agreement, the Form of 2002 Director Restricted Stock Agreement, and the Form of 2007 Director Restricted Stock Agreement, copies of which are attached hereto as Exhibits VI, VII, VIII, IX and X, respectively, and incorporated herein by reference.

Except as described above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

I.              Blackhawk I Schedule 13D referred to in the Introduction and in Items 3 and 4.

II.            Amendment No. 1 to Blackhawk I Schedule 13D.

III.           Blackhawk II Schedule 13D referred to in the Introduction and in Items 3, 4, 5 and 6.

IV.           Amendment No. 1 to Blackhawk II Schedule 13D.

V.            Amendment No. 2 to Blackhawk II Schedule 13D referred to in the Introduction and in Items 3, 4, 5 and 6.

VI.           2005 Securities Purchase Agreement referred to in the Introduction and in Item 6.

VII.          Form of Warrants referred to in Items 5 and 6.

VIII.        Registration Rights Agreement referred to in Item 6.

IX.           Form of the 2002 Director Restricted Stock Agreement entered into between the Company and Steven A. Webster.

X.            Form of 2007 Director Restricted Stock Agreement entered into between the Company and Steven A. Webster.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007	/s/ STEVEN A. WEBSTER
Steven A. Webster

EXHIBIT INDEX

Exhibit Number	Description

I

Schedule 13D of Blackhawk Investors, L.L.C., the Reporting Person, et. al. (Incorporated by reference to the Initial Group Schedule 13D Filing of Blackhawk Investors, L.L.C., et. al. filed by such reporting persons on October 27, 1997 with the Commission)

II

Amendment No. 1 to Schedule 13D of Blackhawk Investors, L.L.C., the Reporting Person, et. al. (Incorporated by reference to the Amendment No. 1 to Group Schedule 13D Filing of Blackhawk Investors, L.L.C., et. al. filed by such reporting persons on May 13, 2003 with the Commission)

III

Schedule 13D of Blackhawk Investors II, LLC, the Reporting Person, Kestrel, et. al. (Incorporated by reference to the Schedule 13D Filing of Blackhawk Investors II, LLC, et. al. filed by such reporting persons on May 12, 2003 with the Commission)

IV

Amendment No. 1 to Schedule 13D of Blackhawk Investors II, LLC, the Reporting Person, Kestrel, et. al. (Incorporated by reference to Amendment No. 1 to the Schedule 13D Filing of Blackhawk Investors II, LLC, et. al. filed by such reporting persons on January 19, 2005 with the Commission)

V

Amendment No. 2 to Schedule 13D of Blackhawk Investors II, LLC, the Reporting Person, Kestrel, et. al. (Incorporated by reference to Amendment No. 2 to the Schedule 13D Filing of Blackhawk Investors II, LLC, et. al. filed by such reporting persons on December 26, 2007 with the Commission)

VI

Securities Purchase Agreement dated as of November 30, 2005 among the Company and the purchasers signatory thereto (including the Reporting Person) (Incorporated by reference to Form of Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Commission on December 2, 2005 (File No. 000-09268))

VII

Form of Common Stock Purchase Warrant (Incorporated by reference to Form of Warrant attached as Exhibit XV to the Amendment No. 2 to Schedule 13D of Blackhawk Investors II, LLC, et. al. filed by Blackhawk II, the Reporting Person and certain other persons with the Commission on December 26, 2007)

VIII

Registration Rights Agreement dated as of November 30, 2005 among the Company and the holders signatory thereto (including the Reporting Person) (Incorporated by reference to Form of Registration Rights Agreement attached as Exhibit 10.2 to the Form 8-K filed by the Company with the Commission on December 2, 2005 (File No. 000-09268))

IX

Form of Director Restricted Stock Agreement under 2002 Stock Awards Plan (Incorporated by reference to Form of 2002 Director Restricted Stock Agreement attached as Exhibit XVIII (b) to the Amendment No. 2 to Schedule 13D of Blackhawk Investors II, LLC, et. al. filed by Blackhawk II, the Reporting Person and certain other persons with the Commission on December 26, 2007)

X

Form of Director Restricted Stock Agreement under the 2007 Stock Awards Plan (Incorporated by reference to Form of 2007 Director Restricted Stock Agreement attached as Exhibit XIX (b) to the Amendment No. 2 to Schedule 13D of Blackhawk Investors II, LLC, et. al. filed by Blackhawk II, the Reporting Person and certain other persons with the Commission on December 26, 2007)